June 19, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mark Rakip, Senior Staff Accountant

Re:	First Real Estate Investment Trust of New Jersey Form 10-K for the Fiscal Year Ended October 31, 2012 Filed January 14, 2013 File No. 000-25043

Dear Mr. Rakip:

I appreciate your time in discussing the options to FREIT’s response to your recent comment letter dated June 10, 2013. As I indicated on the phone, I worked-up two different alternatives for the FFO calculation (see attached) that we believe comply with NAREIT’s basis for the calculation of FFO. Although Draft #1 complies with NAREIT’s definition, it can be a bit confusing to the reader. Our preference is Draft #2, which eliminates the need to present the line item “FFO from discontinued operations” by simply presenting the depreciation related to discontinued operations. I also, researched the FFO presentation of quite a few other REITs’ 10Qs and 10Ks, and none of the REITs that reported discontinued operations for the period, presented the line item FFO from discontinued operations.  What they did present was a separate line for depreciation related to discontinued operations, which is what we’re proposing. As you’ll note, the FFO under each alternative is exactly the same, but Draft #2 is much easier to understand. Please review the attached and let me know if you’ll accept Draft #2 for our future Exchange Act filings.

Since we received the initial letter from you on June 10th,  our deadline for filing our response is Friday, June 21st. Could you kindly extend our response deadline by another 10 business days?

Regards,
/s/ Andrew M. Czyzewski
Andrew M. Czyzewski
Controller, Hekemian & Co., Inc.

DRAFT #1

PROPOSED FFO & AFFO PRESENTATION

Funds From Operations ("FFO")

	Year Ended October 31,
	2012	2011	2010
	($ in thousands, except per share amounts)

Net income	$11,996	$6,713	$4,131
Depreciation	6,186	6,070	5,996
Amortization of deferred leasing costs	291	282	284
Discontinued operations	(253)	(283)	(223)
Gain on sale of discontinued operations (net of tax)	(7,528)	—	—
FFO from discontinued operations	282	322	280
Project abandonment costs related to asset impairment	3,726	—	—
Distributions to minority interests	(834)	(1,267)	(1,022)
FFO	$13,866	$11,837	$9,446

Per Share - Basic	$2.00	$1.71	$1.36

Adjusted Funds From Operations ("AFFO")

FFO	13,866	11,837	9,446
Deferred rents (Straight lining)	(17)	(242)	(240)
Amortization of acquired leases	2	25	30
Under market lease amort re: Giant lease termination	(1,344)	—	—
FFO from discontinued operations	(282)	(322)	(280)
Capital Improvements - Apartments	(723)	(433)	(334)
AFFO	11,502	10,865	8,622

Per Share - Basic	$1.66	$1.57	$1.24

Weighted Average Shares:
Basic	6,942	6,942	6,942

DRAFT #2

PROPOSED FFO & AFFO PRESENTATION

Funds From Operations ("FFO")

	Year Ended October 31,
	2012	2011	2010
	($ in thousands, except per share amounts)

Net income	$11,996	$6,713	$4,131
Depreciation of consolidated properties	6,186	6,070	5,996
Depreciation of discontinued operations	29	39	57
Amortization of deferred leasing costs	291	282	284
Gain on sale of discontinued operations	(7,528)	—	—
Project abandonment costs related to asset impairment	3,726	—	—
Distributions to minority interests	(834)	(1,267)	(1,022)
FFO	$13,866	$11,837	$9,446

Per Share - Basic	$2.00	$1.71	$1.36

Adjusted Funds From Operations ("AFFO")

FFO	13,866	11,837	9,446
Deferred rents (Straight lining)	(17)	(242)	(240)
Amortization of acquired leases	2	25	30
Under market lease amort re: Giant lease termination	(1,344)	—	—
Less: FFO from discontinued operations	(282)	(322)	(280)
Capital Improvements - Apartments	(723)	(433)	(334)
AFFO	11,502	10,865	8,622

Per Share - Basic	$1.66	$1.57	$1.24

Weighted Average Shares:
Basic	6,942	6,942	6,942